Exhibit 13

Schedule of Transactions

Shamrock Activist Value Fund, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
11/23/09	128,851	$4.1890	$539,757
11/24/09	45,000	$4.0935	$184,208
11/25/09	50,000	$4.1933	$209,665
11/27/09	45,000	$4.0225	$181,013
11/30/09	45,000	$3.9902	$179,559

Total:	313,851		$1,294,202

*	Excludes Brokerage Commissions